09056161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8- 30466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor (City) MI (State) 48103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brandon D. Rydell 734 663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon D. Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KAREN S. CARROLL
Notary Public, State of Michigan
County of Washtenaw
My Commission Expires Jan. 4, 2012
Acting in [illegible] Washtenaw

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation and Subsidiary
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Auditors

To the Stockholder of
Sigma Financial Corporation and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Sigma Financial Corporation and its Subsidiary (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2009

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 4,688,228
Receivable from clearing broker	287,627
Commissions receivable	1,526,997
Advisory fees receivable	480,552
Representative fees receivable	142,006
Interest receivable	147,350
Other receivables	167,047
Fixed assets, net of accumulated depreciation of $469,553	69,693
Other assets	694,415
Total assets	$ 8,203,915
Liabilities and Stockholder's Equity	
Commissions payable	$ 2,396,346
Advisory fees payable	438,141
Management fees payable	232,002
Income tax payable	62,712
Accounts payable and other liabilities	280,460
Total liabilities	3,409,661
Stockholder's equity	
Common stock, $1 par value, 50,000 shares authorized, 8,704 shares issued and outstanding	8,704
Additional paid-in capital	650,000
Retained earnings	4,135,550
Total stockholder's equity	4,794,254
Total liabilities and stockholder's equity	$ 8,203,915

The accompanying notes are an integral part of these consolidated financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Income
Year Ended December 31, 2008

Revenues	
Commissions	$ 56,042,053
Advisory fees	15,379,800
Representative fees	1,687,569
Interest	1,507,853
Other	1,398,353
Total revenues	76,015,628
Expenses	
Commissions	48,821,103
Advisory fees	13,080,490
Management fees	6,605,091
Insurance	1,227,468
Litigation and legal fees	582,804
Regulatory and licensing fees	322,213
Clearing and brokerage	111,773
Other	1,813,090
Total expenses	72,564,032
Income before provision for income taxes	3,451,596
Provision for income taxes	196,360
Net income	$ 3,255,236

The accompanying notes are an integral part of these consolidated financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total Stockholder's Equity
	Shares	Amount			Shares	Amount	
Balances, December 31, 2007	8,704	$ 8,704	$ 650,000	$ 4,016,798	7,812	$ (7,812)	$ 4,667,690
Net income				3,255,236			3,255,236
Distributions to stockholder				(3,136,484)			(3,136,484)
Re-issuance of treasury shares					(7,812)	7,812	7,812
Balances, December 31, 2008	8,704	$ 8,704	$ 650,000	$ 4,135,550	-	$ -	$ 4,794,254

The accompanying notes are an integral part of these consolidated financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 3,255,236
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	42,890
Loss on fixed asset retirements	611
Changes in assets and liabilities	
Increase in receivable from clearing broker	(57,558)
Decrease in commissions receivable	525,342
Increase in advisory fees receivable	(255,541)
Increase in representative fees receivable	(45,572)
Increase in interest receivable	(57,375)
Increase in other receivables	(69,524)
Increase in other assets	(27,842)
Decrease in commissions payable	(669,764)
Increase in advisory fees payable	186,319
Decrease in management fees payable	(127,231)
Decrease in income tax payable	(45,489)
Increase in accounts payable and other liabilities	18,814
Net cash provided by operating activities	2,673,316
Cash flows from financing activities	
Distributions to shareholder	(3,066,664)
Proceeds from re-issuance of treasury stock	7,812
Net cash used in financing activities	(3,058,852)
Net decrease in cash and cash equivalents	(385,536)
Cash and cash equivalents, beginning of year	5,073,764
Cash and cash equivalents, end of year	$ 4,688,228
Supplemental disclosure of cash flow information	
Non-cash dividend (Note 6)	$ 69,820
Income taxes paid	215,893

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

The consolidated financial statements include the accounts of Sigma Financial Corporation ("SFC") and its wholly-owned subsidiary, Sigma Planning Corporation ("SPC") (collectively, the "Company"). The Company was incorporated under the laws of the State of Michigan in September 1983 and is wholly owned by Jerome S. Rydell.

SFC is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). SPC is registered with the SEC as an investment advisor and provides various fee-based services to its customers including account management, financial analysis and financial planning.

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, 1031 exchange tenant in common programs, direct participation programs, variable life insurance and variable annuity contracts through independent registered representatives which operate in 430 independent branch offices located in 52 states and/or territories. The Company introduces and clears its general securities trading activity on a fully disclosed basis through First Clearing, LLC ("FCC").

The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safekeep customer securities.

2. Summary of Significant Accounting Policies

All material intercompany balances and transactions are eliminated in consolidation.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses
Commission revenue, including mutual fund concession income, general securities commissions, 1031 exchange tenant in common program commissions, direct participation program commissions, insurance product commissions and service fees as well as related commission expense result from individual customer securities transactions and are recorded on a trade date or accrual basis in the accompanying consolidated statement of income. Advisory fees generated from Sigma Planning Corporation as a percentage of assets under management are recorded when earned.

Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as registration and licensing and technology support, and are recorded on the accrual basis.

The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on deposits with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC

earns on deposits, free credit balances and margin borrowings of customers introduced by the Company.

Other revenues in the consolidated statement of income include mostly sponsorship revenues and other revenues earned in the normal course of business. Sponsorship revenues are earned in providing vendors the opportunity to present their products at sales conferences hosted by the Company.

The Company incurs insurance expenses which relate to the errors and omissions policy, general business insurance policies, fidelity bonds and other various insurance expenses. Other expenses in the consolidated statement of income include various expenses such as computer related costs, advertising expenses, conference costs, depreciation and other expenses incurred in the normal course of business.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank and money market mutual funds. Included in cash and cash equivalents on the statement of financial conditions are also balances on deposit in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC in the amount of $74 and a cash deposit for margin requirements at FCC in the amount of $100,164 as of December 31, 2008.

Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market mutual funds are stated at cost, which approximates fair value.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Replacements, maintenance and repairs of assets are expensed as incurred.

Income Taxes
Federal, state and local income tax expense or benefit is determined on a separate company basis.

SFC is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, SFC is not subject to federal income tax. As such, each stockholder is liable for the taxes, if any, on their distributive share of income. SFC is, however, subject to various state taxes. These amounted to $259,177 for the year ended December 31, 2008 and are included in other expenses in the accompanying statement of income

SPC is organized and taxable under the applicable provisions of the Revenue Code as a C Corporation.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48"). On February 1, 2008, the FASB issued FASB Staff Position FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, allowing deferral of the implementation of FIN 48. On December 30, 2008, the FASB issued FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP 48-3"), which once again deferred the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. The Company will adopt the provisions of FIN 48 effective January 1, 2009. Adoption of FIN 48 is not expected to have a material effect on the Company's results of operations or financial position.

3. Receivable from Clearing Broker

The receivable from clearing broker primarily represents the amounts due from FCC relating to commission revenues, net of the related clearing fees and liabilities. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by FCC and are recorded on a trade date basis. Amounts receivable from and payable to FCC are recorded net in receivable from clearing broker on the accompanying statement of financial condition in accordance with FIN No. 39, Offsetting of Amounts Related to Certain Contracts - an Interpretation of Accounting Principle Board ("APB") Opinion No. 10 and FASB Statement No. 105.

4. Fixed Assets

Fixed assets consisted of the following at December 31, 2008:

Office equipment	$ 529,246
Vehicles	10,000
Total fixed assets	539,246
Less accumulated depreciation	(469,553)
Fixed assets, net of accumulated depreciation	$ 69,693

5. Income Taxes

The current components of income tax expense included in the consolidated statement of income are related solely to SPC and are as follows:

	Current
Federal	$ 156,595
State and local	39,765
	$ 196,360

SPC has an income tax payable to federal, state and local tax authorities of $62,712. As of December 31, 2008, there were no deferred tax assets or liabilities.

6. Stockholder's Equity

The Company makes periodic distributions to its stockholder based on the cash balances, net capital, and net income of the Company. Distributions are recognized when paid.

In 2008, the Company distributed its investment in Icon Capital Leasing Fund 11, LLC to the Company's shareholder at carrying value of $69,820.

On July 25, 2008, the Company re-issued all 7,812 shares of available treasury stock, at par.

7. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company owned by Jerome S. Rydell and Sammons Securities, Inc., an affiliate of the Company. B-D Ops has a formal management services agreement with the Company and Sammons Securities Company, LLC ("SSC"), an affiliate of the Company, whereby B-D Ops provides such services to the Company and SSC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resulting from services provided to the Company and SSC. Management fees are allocated between the Company and SSC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

For the month of January through September 2008, the Company also incurred an additional management fee to B-D Ops of twenty five percent of its net income in accordance with a formal agreement. This management services agreement between the Company and B-D Ops was terminated effective as of September 30, 2008.

Included in the consolidated statement of income is $5,695,421 relating to management fees to B-D Ops., of which $164,308 were payable as of December 31, 2008,

The Company also pays management fees to SSC for the distribution of investment products for SPC by representatives of SSC. The management fees are calculated based on the revenues of SPC. Included in management fees in the consolidated statement of income is $909,670 relating to the management fees to SSC, of which $67,694 were payable as of December 31, 2008.

8. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business.

The Company has pending arbitrations and regulatory matters as of December 31, 2008. The arbitrations have been brought against the Company for damages in the execution of securities transactions. At December 31, 2008, the Company recorded a reserve of $100,000 in connection with these matters. This is included with regulatory fees and litigation and legal fees in the consolidated statement of income.

Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statements.

9. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts with FCC and a financial institution located in Michigan. The balances with the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The financial institution is also a participant in the FDIC temporary liquidation guarantee program that covers non-interest bearing transaction accounts through December 31, 2009. At December 31, 2008, the Company's uninsured cash balance with this financial institution was $1,085,872. At December 31, 2008, the Company had $100,194 of cash and $2,152,749 in money market funds on deposit with FCC.

10. Guarantees and Indemnification

FASB No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through FCC. Pursuant to the clearing agreement, FCC has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2008 no such reimbursement requests from FCC have been received or are outstanding.

11. Net Capital Requirements

SFC is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, SFC had net capital of $2,364,603 which was $2,114,603 in excess of its required net capital of $250,000. SFC's ratio of aggregate indebtedness to net capital was 1.2 to 1.

SFC claims exemption from Customer Protection-Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). SFC introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and SFC does not hold customer funds nor safekeep customer securities.

SFC's net capital computation is based upon SFC rather than the consolidated financial statements.

Supplemental Schedules

Sigma Financial Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Supplemental Schedule I

Net capital		
Total stockholder's equity		$ 4,794,254
Less stockholder's equity of the subsidiary		(879,791)
Total stockholder's equity qualified for net capital		3,914,463
Deductions and/or charges		
Total non-allowable assets		
Commission receivable		215,032
Representative fees receivable		104,843
Other receivable		264,769
Fixed assets		69,693
Other assets		684,838
Total non-allowable assets		1,339,175
Other deductions and/or charges		167,629
Net capital before haircuts		2,407,659
Haircuts on money market funds		43,056
Net capital		$ 2,364,603
Aggregate indebtedness		$ 2,841,113
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 189,407
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		250,000
Excess net capital (net capital, less net capital requirement)		2,114,603
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$ 2,080,491
Ratio of aggregate indebtedness to net capital		1.2 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2008.

Sigma Financial Corporation
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 **Supplemental Schedule II**

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

There are no material differences between the information above and the information included in the Company's corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2008.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 (g)(1)

To the Stockholder of
Sigma Financial Corporation

In planning and performing our audit of the consolidated financial statements of Sigma Financial Corporation (the "Company") and its subsidiary as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. Periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2009

PRICEWATERHOUSECOOPERS

Sigma Financial Corporation and Subsidiary

Consolidated Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2008

Sigma Financial Corporation and Subsidiary

Consolidated Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2008